                                                                                                                       J. Brian Palmer

                                                                                                                Chief Accounting Officer

June 7, 2006

Mr. Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Jim,

We have received your letter dated May 24, 2006. We currently anticipate providing our responses to you by June 26, 2006. Should you have any questions, I can be reached at (617) 725-7118.

Sincerely,

/s/ J. Brian Palmer

J. Brian Palmer